SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                             ----------------------

                                  SCHEDULE 13D
                                 (RULE 13D-101)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)

                               MAX RE CAPITAL LTD.
                                (Name of Issuer)

                    COMMON SHARES, PAR VALUE $1.00 PER SHARE
                         (Title of Class of Securities)

                                    G6052F103
                                 (CUSIP Number)

                            Capital Z Management, LLC
--------------------------------------------------------------------------------
                               54 Thompson Street
                            New York, New York 10012
                        Attention: David A. Spuria, Esq.
                                 (212) 965-0800
                          (Name, address and telephone
                                number of person
                authorized to receive notices and communications)

                                  July 30, 2003
--------------------------------------------------------------------------------
             (Date of event which requires filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

========== =========================================================================================================================
1          NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

           CAPITAL Z INVESTMENTS, L.P.
---------- -------------------------------------------------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                                                       (a) [X]
                                                                                                       (b) [ ]
---------- -------------------------------------------------------------------------------------------------------------------------
3          SEC USE ONLY

---------- -------------------------------------------------------------------------------------------------------------------------
4          SOURCE OF FUNDS
           00 - CONTRIBUTIONS FROM PARTNERS
---------- -------------------------------------------------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                                                          [ ]
---------- -------------------------------------------------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           BERMUDA
--------------------------------------------------- --------- ----------------------------------------------------------------------
                                                    7         SOLE VOTING POWER
                    NUMBER OF
                      SHARES                                  5,539,058 (1)
                   BENEFICIALLY
                     OWNED BY
                       EACH
                    REPORTING
                      PERSON
                       WITH
--------------------------------------------------- --------- ----------------------------------------------------------------------
                                                    8         SHARED VOTING POWER


--------------------------------------------------- --------- ----------------------------------------------------------------------
                                                    9         SOLE DISPOSITIVE POWER

                                                              5,539,058 (1)
--------------------------------------------------- --------- ----------------------------------------------------------------------
                                                    10        SHARED DISPOSITIVE POWER


---------- -------------------------------------------------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           5,539,058
---------- -------------------------------------------------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
           EXCLUDES CERTAIN SHARES
                                                                                                           [ ]
---------- -------------------------------------------------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

           11.5%
---------- -------------------------------------------------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

           PN
---------- -------------------------------------------------------------------------------------------------------------------------
(1) Includes currently exercisable warrants to purchase 2,205,725 common shares.



                                       2

========== =========================================================================================================================
1          NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

           CAPITAL Z INVESTMENT MANAGEMENT, L.P.
---------- -------------------------------------------------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                                                       (a) [X]
                                                                                                       (b) [ ]
---------- -------------------------------------------------------------------------------------------------------------------------
3          SEC USE ONLY

---------- -------------------------------------------------------------------------------------------------------------------------
4          SOURCE OF FUNDS
           NOT APPLICABLE
---------- -------------------------------------------------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                                                          [ ]
---------- -------------------------------------------------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           BERMUDA
--------------------------------------------------- --------- ----------------------------------------------------------------------
                                                    7         SOLE VOTING POWER
                    NUMBER OF
                      SHARES
                   BENEFICIALLY
                     OWNED BY
                       EACH
                    REPORTING
                      PERSON
                       WITH
--------------------------------------------------- --------- ----------------------------------------------------------------------
                                                    8         SHARED VOTING POWER

                                                              5,539,058 (1)
--------------------------------------------------- --------- ----------------------------------------------------------------------
                                                    9         SOLE DISPOSITIVE POWER


--------------------------------------------------- --------- ----------------------------------------------------------------------
                                                    10        SHARED DISPOSITIVE POWER

                                                              5,539,058 (1)
---------- -------------------------------------------------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           5,539,058
---------- -------------------------------------------------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
           EXCLUDES CERTAIN SHARES
                                                                                                            [ ]
---------- -------------------------------------------------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

           11.5%
---------- -------------------------------------------------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

           PN
---------- -------------------------------------------------------------------------------------------------------------------------

(1) Includes currently exercisable warrants to purchase 2,205,725 common shares.


                                       3

========== =========================================================================================================================
1          NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

           CAPITAL Z INVESTMENT MANAGEMENT, LTD.
---------- -------------------------------------------------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                                                       (a) [X]
                                                                                                       (b) [ ]
---------- -------------------------------------------------------------------------------------------------------------------------
3          SEC USE ONLY

---------- -------------------------------------------------------------------------------------------------------------------------
4          SOURCE OF FUNDS
           NOT APPLICABLE
---------- -------------------------------------------------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                                                          [ ]
---------- -------------------------------------------------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           BERMUDA
--------------------------------------------------- --------- ----------------------------------------------------------------------
                                                    7         SOLE VOTING POWER
                    NUMBER OF
                      SHARES
                   BENEFICIALLY
                     OWNED BY
                       EACH
                    REPORTING
                      PERSON
                       WITH
--------------------------------------------------- --------- ----------------------------------------------------------------------
                                                    8         SHARED VOTING POWER

                                                              5,539,058 (1)
--------------------------------------------------- --------- ----------------------------------------------------------------------
                                                    9         SOLE DISPOSITIVE POWER


--------------------------------------------------- --------- ----------------------------------------------------------------------
                                                    10        SHARED DISPOSITIVE POWER

                                                              5,539,058 (1)
---------- -------------------------------------------------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           5,539,058
---------- -------------------------------------------------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
           EXCLUDES CERTAIN SHARES
                                                                                                           [ ]
---------- -------------------------------------------------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

           11.5%
---------- -------------------------------------------------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

           CO
---------- -------------------------------------------------------------------------------------------------------------------------

(1) Includes currently exercisable warrants to purchase 2,205,725 common shares.


ITEM 1.    SECURITY AND ISSUER.

           This Statement relates to the Common Shares, par value $1.00 per share (the "Common Shares"), of Max Re Capital Ltd., a Bermuda corporation (the "Company").

           The Company's principal executive office is located at Max Re House, 2 Front Street, Hamilton HM 11, Bermuda.

ITEM 2.         IDENTITY AND BACKGROUND.

           This Statement is being filed jointly on behalf of Capital Z Investments, L.P., a Bermuda limited partnership ("Capital Z Investments"), Capital Z Investment Management, L.P., a Bermuda limited partnership ("CZI Management L.P."), and Capital Z Investment Management, Ltd. a Bermuda corporation ("CZI Management Ltd.," and together with Capital Z Investments, and CZI Management L.P., the "Reporting Persons").

           Capital Z Investments is a limited partnership that invests with emerging hedge fund managers and emerging private equity fund managers. CZI Management L.P. is a limited partnership which acts as the sole general partner of Capital Z Investments. CZI Management Ltd. is a corporation which acts as the sole general partner of CZI Management L.P.

           Information regarding the control persons and executive officers of the CZI Management, Ltd. is set forth on Schedule I attached hereto, which is hereby incorporated by reference. Except as set forth on Schedule I, all such persons are citizens of the United States.

           The principal business address of the Reporting Persons is 54 Thompson Street, New York, New York 10012.

           None of the Reporting Persons nor any of the persons identified on
Schedule I hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

           None of the Reporting Persons nor any of the persons identified on
Schedule I hereto has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.         SOURCES AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

           The information set forth in Item 6 below is incorporated herein by reference.

           None of the Reporting Persons intends to borrow any funds in connection with the acquisition or receipt of Common Shares or options to purchase Common Shares.

ITEM 4.         PURPOSE OF TRANSACTION.

           The Reporting Persons consummated the transactions described herein in order to acquire an interest in the Company for investment purposes. The Reporting Persons intend to review continuously their position in the Company. Depending upon further evaluations of the business prospects of the Company and upon other developments, including, but not limited to, general economic and business conditions and stock market conditions, the Reporting Persons may retain or from time to time increase their holdings or dispose of all or a portion of their holdings subject to any applicable legal and contractual restrictions on their ability to do so in privately negotiated transactions, open market purchases or otherwise. The Reporting Persons also intend to continue to have active participation in the management of the Company through representation on the Board of Directors. Laurence W. Cheng, a director, is an employee of Capital Z Management, LLC, an affiliate of the Reporting Persons.

           Except as set forth in this Item 4 (including the matters described in Item 6 below which are incorporated in this Item 4 by reference), the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Securities Exchange Act of 1934, as amended.


ITEM 5.         INTEREST IN SECURITIES OF ISSUER.

                     (a) - (b)

           The information on the cover pages is incorporated herein by reference.

           Prior to the transactions described in Item 6, Capital Z Investments owned 1,440,334 Common Shares. Following such transactions, Capital Z Investments owned an additional 1,892,999 Common Shares and warrants to purchase 2,205,725 Common Shares, which such warrants are currently exercisable.

           All calculations made herein are made in accordance with Rule 13d-3(d) of the Securities Exchange Act of 1934, as amended and based on the 45,851,111 Common Shares outstanding as of July 15, 2003, and assuming that all outstanding warrants owned by Capital Z Investments are exercised for Common Shares.

           (c) The information set forth in Item 6 below is incorporated herein by reference. Other than the transactions described in Item 6 below, the Reporting Persons have not effected any transactions in respect of the Common Shares within the past 60 days.


                     (d) None.

                     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            On June 13, 2003, Capital Z Investments entered into an Exchange Agreement (the "Exchange Agreement") (a copy of which is attached hereto as Exhibit 2 and incorporated herein by reference in response to this Item 6) with the Company pursuant to which the Company agreed, among other things (a) to issue Common Shares, on a one-for-one basis, to Capital Z Investments in exchange for the non-voting common shares of Max Re Ltd., a subsidiary of the Company ("Max Re Subsidiary"), held by Capital Z Investments, and (b) to issue warrants to acquire shares on a one-for-one basis, to Capital Z Investments in exchange for the warrants to acquire non-voting common shares of Max Re Subsidiary held by Capital Z Investments. As a condition to the consummation of the Exchange Agreement, shareholders of the Company were required to adopt a series of amendments to the Bye-Laws of the Company. At a special meeting of shareholders of the Company on July 30, 2003, the Company's shareholders voted to adopt these required amendments to the Company's Bye-Laws. As a result, the transactions contemplated by the Exchange Agreement were consummated as of July 30, 2003 and the exchange contemplated by the Exchange Agreement was deemed effective as of that date. Upon consummation of the Exchange Agreement, Capital Z Investments acquired (a) 1,892,999 Common Shares in exchange for the 1,892,999 shares of non-voting common shares of Max Re Subsidiary and (b) warrants to acquire 2,205,725 Common Shares in exchange for warrants to acquire 2,205,725 shares of non-voting common shares of Max Re Subsidiary.

           The foregoing description of the Exchange Agreement does not purport to be complete and is qualified in its entirety by the terms of the Exchange Agreement, which is incorporated herein by reference.

ITEM 7.         MATERIAL TO BE FILED AS EXHIBITS.



           1. Joint Filing Agreement, dated September __, 2003.

           2. Exchange Agreement, dated June 13, 2003, by and between Max Re Capital Ltd. and Capital Z Investments, L.P.

                                   SIGNATURES

                     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.

                                  Date:  September 9, 2003.

                                  CAPITAL Z INVESTMENTS, L.P.

                                  By: Capital Z Investment Management, Ltd., its
                                      ultimate general partner


                                  By:    /s/ David A. Spuria
                                     -------------------------------------------
                                         David A. Spuria
                                         General Counsel, Vice President of
                                         Administration and Secretary

                                  CAPITAL Z INVESTMENT MANAGEMENT, L.P.

                                  By: Capital Z Investment Management, Ltd., its
                                      general partner

                                  By:    /s/ David A. Spuria
                                     -------------------------------------------
                                         David A. Spuria
                                         General Counsel, Vice President of
                                         Administration and Secretary

                                  CAPITAL Z INVESTMENT MANAGEMENT, LTD.

                                  By:   /s/ David A. Spuria
                                     -------------------------------------------
                                         David A. Spuria
                                         General Counsel, Vice President of
                                         Administration and Secretary

                                                                      SCHEDULE I
                                                                      ----------

                     CONTROL PERSONS AND EXECUTIVE OFFICERS
                    OF CAPITAL Z INVESTMENT MANAGEMENT, LTD.


           The names, present principal occupations and business addresses of the control persons and executive officers of Capital Z Investment Management, Ltd. are set forth below. The control person's or executive officer's business address is that of Capital Z Investment Management, Ltd. Unless otherwise indicated, each occupation set below an individual's name refers to his occupation with Capital Z Management, LLC. Each of the named individuals is a citizen of the United States of America except for Laurence Cheng, who is a citizen of Canada.

Robert A. Spass
Chairman of the Board

Laurence W. Cheng
Chief Executive Officer and Director

Bradley E. Cooper
Senior Vice President and Director

Mark K. Gormley
Senior Vice President and Director

Scott M. Delman
Senior Vice President and Director

David A. Spuria
General Counsel, Vice President of Administration and Secretary

Roland V. Bernardon
Chief Financial Officer, Treasurer and Assistant Secretary